June 27, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Robert Babula, Staff Accountant

Re:     NRG Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 2, 2019
File No. 001-15891

Dear Mr. Babula:

We are in receipt of the letter dated June 25, 2019 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings of NRG Energy, Inc. (the “Company”). This letter hereby requests that the Commission provide an extension of the deadline for the Company’s response until July 11, 2019 to ensure the Company has adequate time and resources to prepare its response. The Company intends to submit its response to the Comment Letter on such date.

Please contact David Callen, Senior Vice President and Chief Accounting Officer, at (609) 524-4734, or me at (609) 524-5171 with any questions you may have.

Sincerely,

/s/ Brian E. Curci

Brian E. Curci
Senior Vice President and General Counsel

Cc:    Kirkland B. Andrews, EVP and Chief Financial Officer
David Callen, SVP and Chief Accounting Officer

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